As Filed with the Securities
                                                      and Exchange Commission
                                                         on February 28, 2000

                      SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549




     In the Matter of
                                                     INTERIM CERTIFICATE


       Conectiv
                                                             OF


   File No. 70-9069
                                                        NOTIFICATION


(Public Utility Holding Company
  Act of 1935)
                                                    PURSUANT TO RULE 24





This Certificate of Notification pursuant to Rule 24 (17 C.F.R. s 250.24) is filed by Conectiv, a Delaware corporation, in connection with transactions proposed in Post-effective Amendments Nos. 3, 4 and 5 to Conectiv's Form U-1 Application-Declaration as previously amended by Amendments Nos. 1 through 4 and Post-Effective Amendments No. 1 and 2 (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended
(the "Act"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated December 16, 1998 and August 10, 1999 (the "Supplemental Orders"), which supplemented the order of the Commission dated February 25,1998:



1.     On November 8, 1999, Conectiv dissolved Geotech of Captial Region, Inc.

2. On December 31, 1999, Conectiv merged Geotech of South Florida into The Earth Exchange, Inc.

3. On December 20, 1999 Conectiv merged The Earth Exchange, Inc. into Delmarva Capital Investments, Inc.

4. On December 20, 1999 the capital stock of Conectiv Communications, Inc. was transferred by dividend out of capital to Conectiv by Conectiv Services, Inc.;


       The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Supplemental Orders.

<PAGE?>  2


                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.


DATE:                               Conectiv
                                    Conectiv Energy Supply, Inc.
                                    Delmarva Capital Investments, Inc.
                                    Conectiv Services, Inc.
                                    Conectiv Solutions, LLC
                                    Delmarva Services Company
                                    Conectiv Communications, Inc.
                                    Atlantic Generation, Inc.
                                    Atlantic Southern Properties, Inc.
                                    ATE Investment, Inc.
                                    Binghamton General, Inc.
                                    Binghamton Limited, Inc.
                                    Pedrick General, Inc.
                                    Vineland Limited, Inc.
                                    Vineland General, Inc.
                                    ATS Operating Services, Inc.


February 28, 2000                   /s/ Philip S. Reese
                                        Philip S. Reese
                                        Vice President & Treasurer

                                    Thermal Energy LP I by its
                                    General Partner, Atlantic Jersey
                                    Thermal Systems, Inc.

February 28, 2000                   /s/ Philip S. Reese
                                        Philip S. Reese
                                        Vice President & Treasurer